UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: September 30, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Red 5 Singapore Pte. Ltd. will substitute

Webzen, Inc. for Publishing Firefall

Shanghai, China – September 30, 2011. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator in China, announced today that The9, Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”), a wholly-owned subsidiary of The9, and other subsidiaries of The9 have entered into a series of agreements with Webzen, Inc. (“Webzen”), pursuant to which Webzen will assign the license of Firefall, a team-based action shooter computer game developed by Red 5 Studios, Inc. (“Red 5”), to Red 5 Singapore.

The transactions among the parties will be closed upon satisfaction of several conditions, including withdrawal of the claims made by Red 5 and Webzen in the United States and Korea. Upon closing, Red 5 will continue to have the publishing right in the United States, Canada and European countries, Red 5 Singapore will be substituted in full for Webzen as a party under the Game Development and License Agreement between Red 5 and Webzen, including the publishing rights in all of the countries worldwide other than the United States, Canada and European countries, as well as all the intellectual properties related to Firefall. Webzen will no longer be involved in marketing and publishing Firefall in any territory.

Under the agreements, Webzen will receive compensation for the prior development fees paid to Red 5, and The9 will guarantee the payment. Webzen will also share in future revenue generated from Firefall for a certain period of time.

About The9 Limited

The9 Limited is an online game operator and developer in China. The9 directly, or through affiliates, operates licensed MMORPGs including Soul of The Ultimate Nation™, Atlantica and Kingdom Heroes 2 Online in mainland China. The9 has also obtained exclusive licenses to operate other online games in mainland China, including Seoyugi, Planetside 2 and Free Realms. In addition, The9 operates its proprietary MMORPG World of Fighter, web and social games Tiny Kingdoms and Winning Goal in mainland China and overseas. The9 is also developing various proprietary games, including ShenXianZhuan, Firefall and other MMORPGs, web and social games. In 2010, The9 established its Mobile Business Unit to focus on mobile internet business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

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